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
                                         WILLIAM W. BOUTON III          185 ASYLUM STREET
                                         860.725.6210                   CITYPLACE/35TH FLOOR          NEW HAVEN
                                         FAX: 860.278.3802              HARTFORD, CT                  HARTFORD
                                         bouton@tylercooper.com         06103-3488                    STAMFORD
                                         www.tylercooper.com            860.725.6200                  MADISON
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                                  July 5, 2005



BY EDGAR AND OVERNIGHT COURIER

Mr. William Friar
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         RE:  PATRIOT NATIONAL BANCORP, INC.
              REGISTRATION STATEMENT ON FORM SB-2
              COMMISSION FILE NO. 333-124312
              -----------------------------------

Dear Mr. Friar:

         Enclosed are three copies of Amendment No. 2 to the Registration Statement (the "Registration Statement") on Form SB-2 (File No. 333-124312) of Patriot National Bancorp, Inc. (the "Company") relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of shares of common stock, $2.00 par value per share, of the Company, having an aggregate offering price of $12,000,000, which is being filed with the Securities and Exchange Commission (the "Commission") today. Two of the enclosed copies have been marked to indicate all changes made to the Registration Statement, Amendment No. 1 as filed with the Commission on June 21, 2005.

         Set forth below are responses to the comments provided to Charles F. Howell of the Company by William Friar in a letter dated June 27, 2005. All responses set forth below are keyed to the sequential numbering of the comments in such letter and to the headings used in such letter, a paper copy of which has been forwarded to you. All factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.


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Mr. William Friar
July 5, 2005
Page 2

STANDBY PURCHASE AGREEMENTS, PAGE 28

         COMMENT 1: Please advise whether or not you anticipate either Mr. Lewis or Mr. De Caro will be a standby purchaser. If either of them will be, disclose by footnote what their percentage ownership of the company will be, assuming that they were to make the maximum purchase that they have committed to.

         RESPONSE:  Neither Mr. Lewis nor Mr. De Caro will be a standby purchaser.

POTENTIAL PROBLEMS LOANS, PAGE 44

         COMMENT 2: We note your supplemental response to our prior comment 8.
                    Please revise your disclosure to describe the nature of your significant non accrual loans. Disclose the changes in status or performance subsequent to December 31, 2004 and March 31, 2005. Quantify the amount of any specific allowance attributable to these non-accrual loans as of December 31, 2004 and March 31, 2005.

         RESPONSE:  The three loans described in this paragraph include two commercial real estate loans and a commercial loan secured by owner-occupied real estate. These three loans also were on non-accrual status on December 31, 2004. The difference in amount from period to period resulted from principal amortization. All of the loans were well-collateralized and in the process of collection at both dates. One of the three loans was restored to accrual status in the second quarter of 2005 when payments of principal and interest were current for more than six consecutive months, and cash flow was determined to be adequate to service the debt. Another of the loans, in the amount of $150,000, was sold at no loss to the Company in the second quarter. However, an additional commercial real estate loan has been added to non-accrual status thus far in the second quarter. Given the dynamic process of reviewing and revising loan classifications, we believe the prospectus disclosure should not include mention of selective post-March 31 developments such as these. Supplementally, we inform you that the specific reserves for these non-accrual loans, at both December 31, 2004 and March 31, 2005, was $22,500. We propose to amend the paragraph disclosure in its entirely by replacing it with the following:

                    THE $3.6 MILLION AND $3.7 MILLION IN NON-ACCRUING LOANS AT MARCH 31, 2005 AND DECEMBER 31, 2004, RESPECTIVELY, WAS COMPRISED OF THE SAME THREE LOANS, WITH PRINCIPAL AMORTIZATION CAUSING THE REDUCTION IN AMOUNT FROM PERIOD


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Mr. William Friar
July 5, 2005
Page 3

                    END TO PERIOD END. TWO OF THESE LOANS WERE COMMERCIAL REAL ESTATE, AND THE THIRD WAS A COMMERCIAL LOAN SECURED BY AN OWNER-OCCUPIED RESIDENCE. ALL OF THESE LOANS, AT BOTH DATES, WERE WELL-COLLATERALIZED AND IN THE PROCESS OF COLLECTION.

         We have discussed with you the schedule for reviewing this filing. The Company will file an acceleration request pursuant to Rule 461 not later than two business days prior to the day on which the Company desires the Commission to declare the Registration Statement effective and will provide the information required by Rule 460 and Rule 15c2-8.

         Please acknowledge receipt of this letter and the filing of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage prepaid envelope.

         If you require any additional information concerning the Registration Statement, please telephone the undersigned or my colleague, Kerry Tomasevich at 203-789-8204.

         Thank you for your attention to this matter.

                                           Sincerely,

                                           /s/ William W. Bouton III

                                           William W. Bouton III


Enclosures

cc:  Charles F. Howell (Patriot National Bancorp. Inc.)
     Robert F. O'Connell (Patriot National Bancorp. Inc.)
     Kerry J. Tomasevich, Esq.
     Michael C. Iannuzzi, Esq.